July 18, 2024

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

       Re: Custom Truck One Source, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated June 25, 2024
           Form 8-K filed May 2, 2024
           File No. 1-38186
Dear Christopher Eperjesy:

       We have reviewed your June 25, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Covenants and Compliance, page 32

1. From your prior responses, we note that Adjusted EBITDA and its related measures such as Net Leverage Ratio are material covenant terms in your 2029 Secured Notes and ABL
       Facility. We also note that you determined that disclosure of Adjusted EBITDA is required to provide investors with an understanding of its potential effect on your long-
       term liquidity and capital resources. Please revise your disclosure to remove the columns showing the dollar change and the percentage change in your reconciliation of Adjusted
       EBITDA or explain how these amounts are a required element of the discussion and analysis of your debt covenants.
 July 18, 2024
Page 2

Form 8-K filed May 2, 2024
Exhibit 99.1, page 1

2. We note that you disclose Adjusted EBITDA as a non-GAAP performance measure outside of your filings on Form 10-K and Form 10-Q (e.g., in press releases announcing your financial results). As the adjustments for Non-cash purchase accounting impact and
       Sales-type lease adjustment are not appropriate within the context of Rule 100(b) of
       Regulation G and Question 100.04 of the Non-GAAP Financial Measures Compliance
       and Disclosure Interpretations, Adjusted EBITDA should no longer be presented as a non-
       GAAP performance measure.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services